UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ISSUER DIRECT CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

46520M204

(CUSIP Number)

Mr André Silverio Marques

EQS Group AG

Karlstrasse 47

Munich, Germany 80333

Telephone: +49 (0)89 210 298 0

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M204	SCHEDULE 13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EQS Group AG, a German Stock Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Based upon 4,044,690 shares of common stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

CUSIP No. 46520M204	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D previously filed by EQS Group AG (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on August 25, 2017, as amended by Amendment No. 1, filed on September 11, 2017, as further amended by Amendment No. 2, filed on September 26, 2017, as further amended by Amendment No. 3, filed on November 9, 2018, and as further amended by Amendment No. 4, filed on November 9, 2018 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Issuer Direct Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 5 constitutes the final amendment to Schedule 13D and an exit filing for the Reporting Person, whose beneficial ownership has dropped below the 5% Schedule 13D reporting threshold. The address of the principal executive office of the Issuer is 500 Perimeter Park Drive, Suite D, Morrisville NC 27560.

Unless otherwise indicated, all capitalized terms in this Amendment No. 5 have the meanings set forth for such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 5 does not supplement, restate, amend or modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

On November 28, 2018, the Reporting Person entered into that certain Stock Repurchase Agreement (the “Repurchase Agreement”) with the Issuer. Pursuant to the Repurchase Agreement, the Issuer agreed to repurchase 215,118 shares (the “Repurchased Shares”) of Common Stock from the Reporting Person for a per share purchase price of $12.25, or an aggregate purchase price of $2.635 million. On December 5, 2018 (the “Closing Date”), the transaction closed and the Reporting Person sold the Repurchased Shares back to the Issuer. The Reporting Person agreed to provide the Issuer certain representations and warranties as part of the Repurchase Agreement, including that the Repurchased Shares represent all of the Common Stock of the Issuer held, either directly or indirectly, by the Reporting Person (including any contingent rights to acquire equity) as of the Closing Date.

The foregoing description of the Repurchase Agreement is qualified in its entirety by reference to the Repurchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) As of the date hereof, the Reporting Person does no longer have beneficial ownership of any shares of Common Stock of the Issuer.

(c) In addition and prior to the sale of Common Stock pursuant to the Repurchase Agreement defined and described in Item 4 above, the Reporting Person disposed 23,018 shares of Common Stock through sales made between November 9, 2018 and November 26, 2018 on the open market at prices ranging from $11.26 per share to $12.36 per share (exclusive of any fees, commissions or other expenses). As a result of the transactions disclosed herein, in the aggregate, the Reporting Person sold beneficial ownership of all of its 238,136 shares of the Issuer’s Common Stock.

Other than as set forth on Schedule A to this Amendment No. 5, there have been no transactions in the Common Stock reported on that were effected by the Reporting Person during the past sixty (60) days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) As a result of the transactions disclosed herein, on December 5, 2018, the Reporting Person ceased to be the beneficial owner of any shares of Common Stock of the Issuer. Consequently, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer and this amendment constitutes the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

CUSIP No. 46520M204	SCHEDULE 13D	Page 4 of 5 Pages

Item 7. Material to be Filed as Exhibits

(d) Exhibits

99.1	Stock Repurchase Agreement, dated November 28, 2018, by and between Issuer Direct Corporation and EQS Group AG.

CUSIP No. 46520M204	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQS Group AG

Dated: December 6, 2018	By:	/s/ Andre Silverio Marques
Andre Silverio Marques Chief Financial Officer

SCHEDULE A

TRANSACTIONS SINCE THE MOST RECENT FILING OF SCHEDULE 13D

Transactions in Common Stock effected by the Reporting Person since the most recent filing of Schedule 13D are set forth below. The Reporting Person hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
12/05/2018	Sales	$ 12.25	215,118
11/26/2018	Sales	$ 11.48	3,300
11/23/2018	Sales	$ 11.40	500
11/21/2018	Sales	$ 11.26	7,000
11/16/2018	Sales	$ 11.50	1,000
11/12/2018	Sales	$ 12.33	10,718
11/09/2018	Sales	$ 12.36	500